Exhibit (d)(3)

October 15, 2004

Symphony House Berhad

Level 17, Menara Milenium

Jalan Damanlela

Pusat Bandar Damansara

50490 Kuala Lumpur

Malaysia

Ladies and Gentlemen:

Vsource, Inc. (“Vsource”) intends to restructure its current ownership of its subsidiary company, Vsource Asia Berhad, a Malaysian company (“Vsource Asia”) through a series of steps (collectively, the “Transaction”), pursuant to which Symphony House Berhad, a Malaysian company (“Symphony”) would acquire a controlling interest in Vsource Asia. The steps of the Transaction are described below.

Vsource has formed a new subsidiary called Ironbeak Limited, a British Virgin Islands international business company (“Asia Holding Co.”). Vsource will transfer 177,567 ordinary shares of Vsource Asia (the “Vsource Asia Shares”), representing all of Vsource’s ownership interest in Vsource Asia, to Asia Holding Co. (the “Transfer”). These shares represent 61.2% of the outstanding shares of Vsource Asia.

Second, Vsource will initiate an exchange offer with the holders of Vsource Preferred Stock (the “Vsource Exchange Offer”). Pursuant to the Vsource Exchange Offer, holders of Vsource Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 4-A Preferred Stock (collectively, the “Preferred Stock”) will have the right to exchange all, and not less than all, of such holder’s shares of Preferred Stock for shares of Asia Holding Co., par value US$0.01 per share (the “BVI Shares”), at specified exchange ratios.

Simultaneously with the Vsource Exchange Offer, Symphony is making a cash offer to purchase all of the BVI Shares at a price of US$0.158 per share (the “Tender Offer”). The Tender Offer to purchase BVI Shares is being made to the holders of the BVI Shares, which will include the holders of Vsource Preferred Stock who exchange their Preferred Stock for BVI Shares, and Vsource. If any holders of Vsource Preferred Stock do not participate in the Vsource Exchange Offer and Vsource therefore retains an ownership interest in Asia Holding Co., Vsource intends to tender all of its remaining BVI Shares to Symphony pursuant to the Tender Offer.

All shareholders who participate in the Vsource Exchange Offer and subsequently tender all of their BVI Shares to Symphony for cash will be provided with the opportunity to purchase, on a pro rata basis, up to an aggregate of 47,906 Vsource Asia Shares currently held by Symphony, at a price of US$89.05 per share (subject to adjustment for stock splits, combinations, and certain dividends or distributions) (the “Share Offer” and, together with the Tender Offer, the “Symphony Offer”).

In addition, in order to facilitate the Transaction for certain Preferred Stock holders of Vsource and enable them to obtain capital loss treatment in connection with their participation in the Vsource Exchange Offer, Symphony has also, on August 31, 2004, entered into a common stock and warrant purchase agreement (the “Common Stock and Warrant Purchase Agreement”) with certain holders of Vsource Preferred Stock, which include certain officers and directors of Vsource, to purchase 648,860 shares of Vsource common stock (the “Vsource Common Stock”) and warrants to purchase 1,000,000 shares of Vsource common stock (the “Vsource Warrants”).

In connection with the Vsource Exchange Offer, Vsource has prepared: (1) an Information Statement in accordance with requirements of Section 14(c) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations thereunder, including Regulation 14C under the Exchange Act, in order to provide its shareholders with certain information relating to the Transaction and an amendment to its Certificate of Incorporation to convert its Series 4-A Preferred Stock to Vsource Common Stock (the “Amendment”); and (2) an Exchange Offer and Consent Solicitation Circular in accordance with the requirements of Section 13(e) of the Exchange Act and the regulations thereunder, including Rule 13e-4 under the Exchange Act, in order to provide its holders of Preferred Stock with information relating to the Vsource Exchange Offer.

In connection with the Symphony Offer, Symphony has prepared an Offer Document in accordance with the requirements of Section 14(e) of the Exchange Act and the regulations thereunder, including Regulation 14E under the Exchange Act, in order to provide the holders of the BVI Shares with information relating to the Symphony Offer. In addition, Symphony will: (1) seek a waiver from the Malaysian Securities Commission from the requirement under Malaysian law for Symphony to make a mandatory offer for the remaining BVI Shares after the completion of the Tender Offer; (2) seek approval from the Malaysian Securities Commission for the Share Offer; and (3) seek approval from Bank Negara Malaysia, inter alia, for the Tender Offer and the acquisition of the Vsource Common Stock and Vsource Warrants.

In consideration of Symphony offering to purchase from Vsource any remaining BVI Shares held by it after completion of the Vsource Exchange Offer (the “Unexchanged BVI Shares”) Vsource enters into this Agreement with, and make the following representations, warranties and undertakings to, Symphony:

1.    Representations and Warranties. Vsource represents and warrants to Symphony that:

(a)    Vsource has duly filed or, at the commencement of the Tender Offer, will have duly filed, with the United States Securities and Exchange Commission (the “SEC”) the Information Statement on Schedule 14C, a supplemental letter to the Information Statement filed under Form 8-K (the “Supplemental Letter”) and the Tender Offer Statement on Schedule TO, including as exhibits the Exchange Offer and Consent Solicitation Circular and the Letter of Transmittal (together with such exhibits and amendments and supplements thereto, the “Vsource SEC Filings”), and all other documents required to be filed by Vsource pursuant to the Exchange Act and the rules and regulations promulgated by the SEC thereunder. The Vsource SEC Filings comply, and as of the completion of the Vsource Exchange Offer will comply, in all material respects, with the applicable provisions of the Exchange Act and the applicable rules and regulations of the SEC thereunder.

(b)    (i) The Vsource SEC Filings (together with any documents incorporated by reference in such Vsource SEC Filings) considered as a whole (including after taking into consideration the information contained in the Supplemental Letter) do not contain or will not contain, as of their respective dates, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and (ii) The sections of the Offer Document enumerated after this sentence did not contain or will not contain, as of their respective dates, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The representation and warranty in subsection (ii) above only apply to the following sections of the Offer Document: (A) the sixth paragraph on the cover page of the Offer Document and the third full paragraph in the section entitled “Summary Term Sheet—Information About the Tender Offer—What Does the Board of Directors of Asia Holding Co. Think of the Tender Offer,” the first four paragraphs on page 12 of the Offer Document under “The Tender Offer—Background of the Tender Offer—Overview,” the first full seven paragraphs on page 13 and the first full paragraph of page 14 of the Offer Document under “—Background of the Tender Offer—Background of Discussions Leading to the Transaction,” the section entitled “—Agreements, Regulatory Requirements and Legal Proceedings—Agreements and Relationships” on page 18 of the Offer Document, to the extent that such section includes information regarding Vsource, Vsource Asia and their respective directors and officers, the section entitled “—Agreements, Regulatory Requirements and Legal Proceedings—Legal Proceedings” (but only with respect to information or statements regarding Vsource, Vsource Asia or Asia Holding Co.) and the section entitled “—Solicitations or Recommendations” (but only with respect to solicitations or recommendations made by Vsource, Asia Holding Co. or their respective officers or directors); (B) the information in the section entitled “Information About Asia Holding Co., Vsource Asia Berhad and Symphony—Asia Holding Co.” and “—Vsource Asia” contained in the first seven paragraphs of page 25 of the Offer Document; (C) “Interest of the Parties in Vsource, Vsource Asia and Asia Holding Co.—Interests of Officers and Directors of Vsource and Asia

Holding Co. in the Transaction” contained in the last two paragraphs of page 27 and all of pages 28 and 29 of the Offer Document; (D) “Risk Factors—Risks Related to Vsource Asia;” (E) “Selected Financial Data;” (F) “Recent Developments;” (G) “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” (H) “Business;” (I) “Management;” (J) the following subsections under “Related Party Transactions”: “—License Agreement,” “—Other Transactions,” “—Reliance by Vsource Asia on Vsource Following the Offer” and “—Transactions with Directors;” (K) “Principal Shareholders;” (L) “Description of Share Capital;” and (M) the information contained in the second paragraph under the section entitled “Differences Between Delaware, British Virgin Islands and Malaysian Corporate Law—Voting Rights—Delaware” on page 87 of the Offer Document, the information contained in the second paragraph under the section entitled “—Rights Upon a Liquidation or Dissolution—Delaware” on page 88 of the Offer Document and the information contained in the second paragraph under the section entitled “—Sources and Payments of Dividends—Delaware” on page 90 of the Offer Document.

(c)    The Vsource Exchange Offer, and the transactions contemplated thereby, complies and will comply in all material respects with all applicable requirements of United States federal and state law, including without limitation, any applicable rules and regulations of the SEC.

(d)    The Transfer, the Vsource Exchange Offer and the purchase of the Common Stock and Warrants pursuant to the Common Stock and Warrant Purchase Agreement do not and will not (1) conflict with or result in a violation of any of the provisions of the Certificate of Incorporation or Bylaws of Vsource; (2) conflict with or violate in any material respect any law, rule, regulation, order, judgment or decree applicable to Vsource or by which any property or asset of Vsource or any of its subsidiaries is or may be subject or bound; or (3) result in a breach of any of the material terms or provisions of, or constitute a default (with or without due notice and/or lapse of time) under, any loan or credit agreement, indenture, mortgage, note or other agreement or instrument to which Vsource or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

(e)    To the best of Vsource’s knowledge, no stop order, restraining order or denial of an application for approval has been issued and no investigation, proceeding or litigation has been commenced or threatened before the SEC or the Malaysian Securities Commission with respect to the making or consummation of the Transfer, Vsource Exchange Offer or other transactions contemplated thereby, the execution, delivery and performance of this Agreement or any documents related to the Vsource Exchange Offer.

(f)    Vsource has all corporate power and authority to enter into this Agreement and to consummate the transactions contemplated under the Transfer and the Vsource Exchange Offer referred to herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated under the Transfer and the Vsource Exchange Offer referred to herein have been, or when consummated will be, duly authorized by all necessary corporate action on the part of Vsource and Asia Holding Co. This Agreement has been duly executed and delivered by Vsource and constitutes a valid and binding agreement of Vsource, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(g)    Each of Vsource, Vsource Asia and Asia Holding Co. has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with full power and authority (corporate and other) to own its properties and conduct its business and is duly qualified to do business as a foreign corporation and is in good standing in all other jurisdictions in which the nature of its business or the character or location of its properties requires such qualification, except where failure to so qualify will not materially affect its business, properties or financial condition.

(h)    All of the issued and outstanding shares of common stock and Preferred Stock of Vsource are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights created by statute, its charter documents or any written agreement or contract to which Vsource is a party; (ii) all of the issued and outstanding shares of Vsource Asia are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights created by statute, its charter documents or any written agreement or contract to which Vsource Asia is a party; and (iii) all of the issued and outstanding shares of Asia Holding Co. are, or when issued will be, duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights created by statute, its charter documents or any written agreement or contract to which Asia Holding Co. is a party.

(i)    The Vsource Warrants constitute valid and legally binding obligations of Vsource entitling the holders to the benefits provided by the warrant agreement pursuant to which such Vsource Warrants were issued (the “Warrant Agreement”). The shares of Vsource common stock issuable upon exercise of the Vsource Warrants have been reserved for issuance and when issued in accordance with the terms of the Vsource Warrants and Warrant Agreement will be duly and validly authorized, validly issued, fully paid and non-assessable, free of preemptive rights, and no personal liability will attach to the ownership thereof. The Warrant Agreement has been duly authorized, executed and delivered and constitutes the valid and legally binding obligation of Vsource enforceable in accordance with its terms. The Vsource Warrant exercise period, which is at any time during the period from April 1, 2005 at 9:00 p.m., Hong Kong time, to March 30, 2006 at 5:00 p.m., Hong Kong time, if certain events have not occurred prior to January 31, 2005, which events as of the date hereof have not occurred, to Vsource’s knowledge, and the Vsource Warrant exercise price, which is US$0.01 per share of Vsource Common Stock, may not be changed or revised by Vsource without the prior written consent of the holder of Vsource Warrants.

(j)     The Vsource Asia Shares and BVI Shares are (or will be when they are issued) and, immediately prior to the completion of the Vsource Exchange Offer and Symphony Offer, will be, free from all claims, encumbrances, interests, rights, charges, liens, mortgages, pledges or any other security interests, whatsoever and howsoever arising.

(k)    The Unexchanged BVI Shares will be, at the time of the completion of the Vsource Exchange Offer and the Symphony Offer, free from all claims, encumbrances, interests, rights, charges, liens, mortgages, pledges or any other security interests, whatsoever and howsoever arising.

(l)    Each of Asia Holding Co. and Vsource Asia has not, and, at the time of the completion of the Vsource Exchange Offer and the Symphony Offer, will not have, assumed any of the obligations and liabilities of Vsource or guaranteed any of Vsource’s present or future obligations.

(m)    (i) Each of Vsource Asia, Vsource (Japan) Limited, Vsource Taiwan Insurance Broker Limited and Vsource Taiwan Limited has not been or is not currently classified as a passive foreign investment company as defined by the Internal Revenue Code (the “Code”) in sections 1291 through 1297; (ii) gain recognition agreements, as provided for in Section 367 of the Code and regulations thereunder, have not been, and will not be, entered into with respect to transfers of stock with regard to the following entities: (A) Vsource Asia, (B) Vsource (Japan) Limited, or (C) Vsource Taiwan Insurance Broker Limited; (iii) although the initial transfer of Vsource (Japan) Limited and Vsource Taiwan Insurance Broker Limited to Vsource Asia was to be treated as a non-taxable transaction for U.S. income tax purposes as defined in Section 351 of the Code, gain, if any, in the capital stock of Vsource (Japan) Limited and Vsource Taiwan Insurance Broker Limited will be recognized by virtue of the indirect disposition of those entities in the Vsource Exchange Offer and the Tender Offer by Symphony; (iv) Asia Holding Co. is properly classified as a corporation for U.S. income tax purposes and has been so classified since its formation; (v) none of Vsource (Japan) Limited, Vsource Taiwan Insurance Broker Limited, Vsource Taiwan Limited or Vsource Asia has been a U.S. real property holding company within the past five years (as defined in Section 897 of the Code); and (vi) after the Vsource Exchange Offer, Asia Holding Co. will not be classified as a controlled foreign corporation as defined by Section 957 of the Code.

(n)    The only consideration to be paid by Vsource to holders of the Preferred Stock participating in the Vsource Exchange Offer is the consideration set forth in the Vsource SEC Filings.

The representations and warranties contained in this Agreement will survive the closing for a period of one year and thereafter shall be of no further force or effect.

2.    Covenants and Undertakings. Vsource covenants and undertakes to Symphony that:

(a)    It will not, and will cause Asia Holding Co. not to, encumber the Vsource Asia Shares in any manner following the completion of the Vsource Exchange Offer until the earliest of (x) the completion of the Vsource Exchange Offer and Symphony Offer, (y) a mutual agreement between Symphony and Vsource that the Vsource Exchange Offer and Symphony Offer cannot be completed and (z) December 31, 2004.

(b)    It will not, and will cause Asia Holding Co. not to, encumber the BVI Shares in any manner following the completion of the Vsource Exchange Offer until the earliest of (x) the completion of the Vsource Exchange Offer and Symphony Offer, (y) a mutual agreement between Symphony and Vsource that the Vsource Exchange Offer and Symphony Offer cannot be completed and (z) December 31, 2004.

(c)    It will assist Symphony in effecting the transfer of Asia Holding Stock tendered in the Tender Offer to Symphony, including preparing the instructions, transfer forms and other documents required by the transfer agent for Asia Holding Co. and delivering such instructions, transfer forms and other documents to the transfer agent so that the transfer agent can effect appropriate book-entry transfer of BVI Shares, or issue certificates representing BVI Shares, to Symphony with respect to BVI Shares tendered in the Tender Offer or to the relevant holders with respect to BVI Shares not tendered or otherwise not accepted in the Tender Offer.

3.    Consent to Jurisdiction. Vsource hereby (a) submits to the jurisdiction of any New York State or Federal court sitting in the City of New York with respect to any actions and proceedings arising out of or relating to this Agreement, (b) agrees that all claims with respect to such actions or proceedings may be heard and determined in such New York State or Federal court, (c) waives the defense of an inconvenient forum, (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment in accordance with the applicable laws or in any other manner provided by law,

4.    Amendment. This Agreement may not be amended except in writing signed by each party to be bound thereby.

5.    Governing Law. The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to conflicts of law principles thereof.

6.    Counterparts; Severability. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

7.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, heirs and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Please indicate your acceptance of the foregoing provisions by signing in the space provided below for that purpose and returning to us a copy of this Agreement so signed, whereupon this Agreement and your acceptance shall constitute a binding agreement between us.

Very truly yours,

VSOURCE INC.

By:	/S/ DENNIS M. SMITH
Name: Dennis M. Smith
Title: Chief Financial Officer

Accepted as of the

date first above written:

SYMPHONY HOUSE BERHAD

By:	/s/ ABDUL HAMID BIN SH MOHAMED
Name: Abdul Hamid bin Sh Mohamed
Title: Executive Director